07022214

HypoVereinsbank Member of UniCredit Group

Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C. 20549
USA

CFI - Investor Relations
Susan Eckenberg
80311 Munich
Telephone (089)378-29185
Telefax (089)378-24083

SEC MAIL PROCESSING RECEIVED APR 0 2 2007 WASH, D.C. 185 SECTION

Munich, March 22nd, 2007

Re: Bayerische Hypo- ~~und Vereinsbank AG~~ („HypoVereinsbank")
File No. 82-3777

SUPPL

Ladies and Gentlemen:

HypoVereinsbank hereby furnishes to you as required by Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended:

- Investor Relations Release dated March 22nd, 2007 commenting on HVB Group new fiscal year 2006 results.

You will receive the items listed above in both the German and the English language.

Very truly yours,

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft

By:
Name: Susan Eckenberg
Title: IR Manager

By:
Name: Kaevan Gazdar
Title: IR Manager

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

Enclosure

File -No. 82-3777

HypoVereinsbank Member of UniCredit Group

INVESTOR RELATIONS RELEASE MARCH 22, 2007

Very strong result of HVB Group new in fiscal year 2006

Operating profit grows by 70%, with very pleasing revenue and expense trends

- **Operating revenues exceed the previous year's level by 14.2%, with convincing performance of net fees and commissions and trading profit**
- **Operating expenses decrease by 4.9%; cost-income ratio improves significantly, by 12.4 percentage points to 62.1%**
- **Net write-downs of loans and provisions 4.7% below the previous year's level**

- **Profit before tax of €1,618 million, after a loss in the previous year, more than triples year-on-year, to €1,256 million, after adjustment for non-recurrent items; net profit records a pleasing increase to €1,640 million adjusted net profit nearly quadruples year on-year, to €1,128 million.**
- **Return on equity after taxes exceeds expectations with 22.1%; significant progress discernible at the adjusted level, too, with 15.2%**
- **Management Board proposes a dividend of €0.40 per ordinary share to the Annual General Meeting**

Information on the reporting structure

Today, HVB Group is presenting its consolidated annual financial statements at December 31, 2006. The integration of HypoVereinsbank into the UniCredit Group is reflected in a modified reporting and segment structure. In addition, the transactions approved by the Extraordinary General Meeting of October 25, 2006, had the following impact:

- The following entities or subgroups are defined as "discontinued operations": Bank Austria Creditanstalt-Gruppe, IMB, AS UniCredit Bank (previously: HVB Bank Latvia), HVB Bank Ukraine, as well as the HVB AG subsidiaries Vilnius and Tallinn.
- In accordance with IFRS 5, the results of discontinued operations are shown in the income statement after profit after taxes and minority interest of HVB Group new. The income statement presented for HVB Group new today thus does not reflect the potential earning power of HVB Group new, neither for the past nor for the future: In the results

reported for HVB Group new, the capital tie-up associated with the holdings in entities earmarked for transfer are not offset by adequate revenues (dividends or other primary income from the participations). Going forward, the transaction proceeds generated will give HypoVereinsbank substantial opportunities for expanding its business in its core competencies through organic and external growth and thus enhance its earning power and profitability.

The income statement for fiscal year 2006 of HVB Group new includes several non-recurrent items, which are partly related to the integration of HVB Group into the UniCredit Group: net income from investments includes disposal gains of €543 million from the sale of the Activest companies and €217 million from the partial sale of the equity holding in Münchener Rückversicherungs-Gesellschaft AG (Munich Re). In addition, net income from investments includes valuation expenses resulting from the sale of a non-strategic real estate portfolio of €130 million and restructuring costs of €60 million. Within the context of the preparation for Basle II, net write-downs of loans and provisions for the first time included general loan-loss allowances of €55 million for customers with arrears of more than 90 days and other performance disruptions. A change in the parameters used for the fair-value computation for financial instruments in the category "Held for Sale" and "aFVtPL" (Fair Value discount) resulted in non-operating expenses of €153 million ("other non-operating expenses").

The income statement for fiscal year 2005 of HVB Group new also shows non-recurrent expenses associated with the integration of HVB Group into the UniCredit Group. They were comprised of restructuring costs in the amount of €438 million and other non-recurrent burdens from net write-downs of loans and provisions because of additional general loan-loss allowances of €77 million.

To ensure an economically meaningful comparison of the income statement for fiscal year 2006 with the figures for the previous year, the explanations below also refer to the figures adjusted for the above-mentioned non-recurrent items.

Overview

In fiscal year 2006, HVB Group new recorded a very pleasing business trend and succeeded in noticeably accelerating the strong operating performance of the last two years with reduced costs and several non-recurrent items, generating net profit of €1,640 million (previous year: €(127) million). Adjusted net profit nearly quadrupled versus the previous year. Profit before tax grew vigorously compared with the previous year, from €(107) million to €1,618 million. After adjustment for non-recurrent items, profit before tax more than tripled. Return on equity (ROE) after taxes came to 22.1%. Adjusted ROE after taxes for HVB Group new worked out at 15.2%, clearly exceeding expectations. Despite several effects of non-recurrent items in the last quar-

ter, we clearly surpassed our financial targets. A higher dividend of €0.40 per ordinary share will allow the shareholders of HVB Group new to participate in the substantial earnings improvement.

Dr. Wolfgang Sprissler, Board Spokesman of HVB Group: "The year 2006 has created an excellent basis for the continued pursuit of our offensive in the German business. We are decidedly satisfied with our overall operating performance. Revenues in our core business segments continued to improve noticeably, enabling us to significantly surpass our ambitious targets in an eventful fiscal year. In this context, the combination with the UniCredit Group has given us a major boost. We will continue to drive forward the value-oriented realignment of our bank in the new fiscal year, too."

In full-year 2006, HVB Group new continued to record strong operating performance despite burdens from the integration, with pleasing rises in net fees and commissions and trading profit, and also in net interest income adjusted for consolidation and foreign exchange effects after consideration of the strategically induced portfolio reductions. At the same time, operating costs noticeably declined due to synergy effects already clearly visible from the business combination with UniCredit. This resulted in a cost-income ratio, which improved clearly, by 12.4 percentage points to 62.1%. Net write-downs of loans and provisions decreased significantly in the year under review. Operating profit for full-year 2006 increased very distinctly by 70% year-on-year, also adjusted by 51.7%.

Detailed breakdown of the results:

Operating revenues: Against a favourable macroeconomic background, the operating business showed further improvements in its income structure, with trading profit and net fees and commissions advancing further versus the previous year. All in all, operating revenues climbed 14.2% year-on-year.

Net interest income: Net interest income from the primary interest business came to €3,148 million and was thus more or less in line with the previous year's level (-0.6%, or €(18) million), despite the scheduled strategic portfolio reduction, especially in the Real Estate Restructuring segment. In segment reporting, the effect of the portfolio reduction is reflected in a decline in net interest income in the Other/Consolidation division, while net interest income in all operating divisions increased or was kept stable versus the previous year. Average risk-

weighted assets compliant with the German Banking Act (KWG) declined by 7.1% year-on-year. At €251 million, net interest from dividends and similar income from investments almost matched the previous year's level (€259 million). In the fourth quarter 2006, income generated by original interest-related business was disproportionately positively impacted by a non-recurrent item amounting to €63 million in a quarter-on-quarter comparison to the third quarter 2006.

Net fees and commissions: Compared with the previous year, net fees and commissions increased 1.7%, to €1,753 million. However, it should be noted in this context that net fees and commissions included the income contributions from the disposed Activest companies only up until mid-2006. After adjustment for consolidation and currency effects, net fees and commissions advanced by a pleasing rate of 7.0%. In an adjusted comparison, net fees and commissions from the securities and custodian business increased by about 9%. This was not at least due to the favourable effect of the sale of innovative financial products such as "HVB Best of Fonds", "HVB Flexs Bonus Zertifikat", "HVB 2 x 5% Profianleihe", "HVB Höchststand-Zertifikat" and "KombiAnlage Plus". The income contributions from other service activities (including intermediary commissions) and lending operations likewise recorded an increase.

Trading profit: HVB Group new recorded a very successful trend in trading profit. At €768 million in 2006, this income component more than doubled compared to the previous year's level (€376 million). In this context, income from financial instruments ("held for trading") increased by €209 million to €673 million, mainly due to trading-induced dividend income (+€184 million to €320 million), and through an increase in profit from price-related contracts by about one fourth, to €112 million. In 2006, trading profit for the first time included realization profits from private-equity transactions (€38 million), which used to be recorded in net income from investments in previous years.

Other operating income/expenses: The balance of other operating income/expenses came to €32 million, after a negative balance had been reported in the previous year due to absorbed losses (€(311) million). €256 million of the losses absorbed in fiscal year 2005 referred to HVB Immobilien AG and were due to the latter's existing profit and loss transfer agreement with HVB AG. This figure includes losses incurred by real estate subsidiaries of the HVB Immobilien AG sub-group, which was not consolidated in fiscal year 2005. As of January 1, 2006, the key companies of the HVB Immobilien AG sub-group were fully consolidated in HVB Group's consolidated annual financial statements.

Operating expenses: Compared to the previous year, the operating expenses incurred by HVB Group new declined by 4.9%, to €3,695 million. In this context, staff expenses remained stable, despite higher expenses for profit-related bonus payments in the Markets & Investment Banking division (+ 0.2%), while other administrative expenses de-

creased significantly, by 7.5%, and write-downs on tangible/intangible assets declined noticeably, by 24.2%. On balance, consolidation and currency effects led to a €11 million decline in costs in total operating expenses in 2006, with the cost-increasing effects of the first-time consolidation of the HVB Immobilien AG sub-group being offset by cost-reducing effects resulting from the deconsolidation of the Activest companies. After adjustment for consolidation and currency effects, operating expenses thus declined by 4.6% year-on-year.

Operating profit: The strong increase in operating profit, by 70.0% to €2,257 million, shows that the steady improvement in operating performance already initiated in previous years accelerated in the year under review: Our high expectations were exceeded. The year-on-year increase in operating profit was due to both operating revenue growth and successful cost-reduction measures. This productivity gain resulted in a significant improvement in the cost-income ratio, which declined by a pleasing 12.4 percentage points, to 62.1%.

Additions to provisions: Net additions to provisions increased to €164 million, after €87 million in the previous year, the single largest item being a provision for rent guarantees for vacated space no longer used for the banking business in future due to space optimization efforts. Because of the discontinuation of space utilisation, existing leases became onerous contracts requiring recognition of provisions for fulfilment of contractual obligations arising from onerous contracts under IAS 37.66 in the amount of €60 million. This will ease the burdens weighing on our income statements in future reporting periods.

Restructuring costs: Restructuring costs, which were, among other things, incurred within the context of the combination of the HVB Group and UniCredit Group, amounted to €60 million in 2006. This includes staff expenses of €27 million and other operating expenses (including depreciation) of €28 million. The restructuring costs of €438 million reported for the previous year mainly included additions to restructuring provisions, largely set aside for payments for severance agreements and depreciation on tangible assets and fees.

Net write-downs of loans and provisions: At €933 million, net write-downs of loans and provisions were significantly (4.7%) below the level of the previous year of €979 million. Even adjusted for the non-recurrent effect of the additional write-down of loans and provisions in both years, the decline still comes to 2.7%.

Net income from investments: In fiscal year 2006, net income from investments amounted to €671 million and saw a positive net impact of non-recurrent items of €630 million. This includes disposal gains from the sale of the Activest companies (€543 million) and the partial sale of the equity holding in Münchener Rückversicherungs-Gesellschaft AG (Munich Re) (€217 million) and valuation expenses of €130 million associated with the sale of a non-strategic real-estate portfolio. In addition, realisation gains from the reduction in our equity holdings in

Babcock & Brown Limited (€55 million) in the first quarter of 2006 and Lufthansa AG (€40 million) in the second quarter of 2006 were recognized in this item, which were partially offset by deconsolidation losses or write-downs on real estate properties.

Other non-operating expenses: Expenses of €153 million resulting from a change in parameters used for the fair-value computation of trading positions and financial instruments of the aFVtPL category were recognized in the income statement under "Other non-operating expenses". The size of this item is non-recurrent and due to the first-time application of the fair-value haircut, which takes account of additional factors impacting fair-value computations and thus enhances the quality of conservative fair-value computation.

Profit before tax: Including the above-mentioned non-recurrent items, profit before tax came to €1,618 million, up from €(107) million in the previous year. After adjustment for non-recurrent items, the 2006 profit before tax would have been €1,256 million, i.e. still more than three times as high as the adjusted previous-year level (€408 million).

Minority interest in income and profit: €103 million of net income were allocable to minority interest. After deduction of minority interest, profit amounted to €1,640 million, after a loss (€(127) million) in the previous year, generated by non-recurrent items. After adjustment for the above-mentioned non-recurrent items, the profit recorded in the previous year nearly quadrupled, to €1,128 million.

Dividend: The profit of HVB AG used as a basis for distribution to shareholders amounts to €622 million. It is intended to allow the shareholders of HVB to participate adequately in the pleasing earnings trend. The Management Board will thus propose at the Annual General Meeting scheduled for June 26 and 27, 2007, to distribute a dividend of €301 million to the shareholders and add an amount of €321 million to reserves. The dividend amount of €301 million corresponds to a dividend of €0.40 per ordinary and preference share and an advance profit share of €0.064 per preference share.

Segment reporting of the aligned operating divisions:
The individual divisions made the following contributions to profit before tax of €1,618 million in HVB Group new:

Retail	€117 million
Wealth Management	€746 million (incl. Activest disposal gain of €543 million)
Corporates & Commercial	
Real Estate Financing	€531 million
Markets & Investment Banking	€969 million
Other/Consolidation	€(745) million

The individual division's income statements, their content and targets and explanations of their business performance are described by division in Notes 21 and 22 of the segment reporting in the 2006 Annual Report.

The Retail division, which was repositioned in July 2006, recorded successful business performance in fiscal year 2006, with operating profit more than doubling versus the previous year, to €306 million. At €117 million, profit before tax likewise staged a clear turnaround versus the previous year (€(174) million). This earnings improvement was largely generated through productivity gains in the operating business. In this context, operating revenues increased by 2.0%, to €1,728 million. This performance was mainly driven by an increase in net fees and commissions of 7.7 %, which was due to the continued success of the sale of innovative investment products. The investment volume acquired for products such as "Kombi AnlagePlus" (€1.3 billion) in the fourth quarter will have a sustained favorable effect on future revenues. Net interest income remained almost unchanged (-0.6%). Here a deliberate reduction in the real estate portfolio was nearly offset by an increase in volumes and margins in the deposit business. Alongside the growth in operating revenues, operating expenses declined noticeably, by 8.7%, reflecting the fact that efficient cost management was bearing fruit. This resulted in a significant improvement in the cost-income ratio, by 9.6% percentage points to 82.3%.

In the Wealth Management division, which is reporting results for the first time, profit before taxes was shaped by the large disposal gain of €543 million resulting from the sale of the Activest companies to Pioneer Global Asset Management S.p.A. In this context, it should be noted that the primary income contributions of the Activest companies were no longer included as of July 1, 2006. After adjustment for the disposal gain, profit before tax came to €203 million at the end of fiscal year 2006, after €133 million in the previous year. After additional adjustment for deconsolidation effects, a very pleasing year-on-year increase of 40% was recorded. Among other things, this also reflected the favourable performance of the DAB banking group. The favorable performance was driven by a significant increase in operating revenues. On an adjusted basis, net fees and commissions increased 10.3% and net interest income was up 7.9%. In net interest income, a slight decline in the lending business was offset by a pleasing revenue trend in deposits. After adjustment for deconsolidation effects, operating revenues in the Wealth Management division grew 13%. Costs decreased by 13.2%, mainly on account of the deconsolidation of the Activest companies. Even after adjustment for deconsolidation effects, operating expenses were stable (+0.3%), despite investments in the new division. The favourable performance is reflected in the fact that the division's cost-income ratio improved by 7.7 percentage points, to adjusted 61.1%, compared with the previous year.

Following the re-organisation, the Corporates & Commercial Real Estate Financing division is comprised of the Corporates sub-division and the Commercial Real Estate Financing sub-division.

Starting from the high level already reached in the previous year, the Corporates sub-division, which focuses on the requirements of small and medium-sized corporate customers ("Mittelstand"), increased its profit before tax by 24.2%, to €447 million. This was mainly due to its strong operating performance, which resulted in an increase in operating profit of 12.8%, to €659 million. Growth drivers were net interest income with an increase of 6.4% and net fees and commissions, which grew 4.9%, mainly due to higher income from advisory fees for structured financing transactions. Thanks to stringent cost management, operating expenses declined by 3.3%. Together, revenue growth and cost reductions resulted in a significant improvement in the cost-income ratio, which stood at 40.3%.

In 2006, the Commercial Real Estate Financing sub-division continued the restructuring program initiated in 2005, in particular the reduction of non-strategic portfolios. At €84 million, profit before tax increased by €160 million. This development was mainly due to a significant reduction in net write-downs of loans and provisions. The decline of 14.6% from €233 million to €199 million in operating revenues largely resulted from a decrease in net interest income, occasioned by the fact that the volume scale-back continued as scheduled. By contrast net fees and commissions rose by about one fourth thanks to very buoyant business with interest derivatives. Operating expenses declined by about one third year-on-year. The pleasing trend on the cost side led to a significant improvement in the cost-income ratio, by 9.6% to 25.6%.

The Markets & Investment Banking (MIB) division increased its profit before tax by a pleasing 38.4% year-on-year, to €969 million, in fiscal year 2006. This performance was mainly due to an improvement in operating profit (+43.3%, to €1,116 million), which was driven by an increase in operating revenues of €390 million, or 20.6%, to €2,279 million. In particular, trading profit was extraordinarily strong, climbing 52.9% versus the previous year. In addition, net interest income also increased by 11.2%, to €1,171 million, while net fees and commissions went up by 8.9%, to €366 million. Although operating expenses increased by 4.8% due to higher performance-related staff expenses, the cost-income ratio improved by 7.8% percentage points, to 51.0%.

The restructured Other/Consolidation division is comprised of the Global Banking Services and Group Corporate Centre sub-segments, including the income contributions from the newly established Special Credit Portfolio and the hitherto separately reported Real Estate Restructuring segment, which have been incorporated into this division, and consolidation effects. In fiscal year 2006, the operating revenues of this division amounted to €93 million, after €(215) million in the previous year and the operating profit improved by €319 million year-on-year, to €(186) million. This earnings improvement is largely also due to the significant year-on-year reduction in the burdens resulting from the HVB Immobilien AG. In the previous year, we showed the total burdens from the sub-group HVB Immobilien AG amounting to €256 million in

the operating revenues. All in all, the burdens resulting from the HVB Immobilien AG decreased significantly in the year under review, as expected. Profit before tax of €(745) million was largely impacted by the year-on-year increase in write-downs of loans and provisions for the newly created Special Credit Portfolio of €502 million.

The return on equity after taxes of HVB Group new based on the average IFRS shareholders' equity (distributed according to the average risk-weighted assets of the continued and discontinued business divisions) was 22.1% in the year under review. After adjustment for non-recurrent items, ROE came to 15.2% for 2006 and 3.8% for 2005.

Risk-weighted assets

At December 31, 2006, risk-weighted assets incl. market risks of HVB Group new compliant with the German Banking Act (KWG) amounted to €144.9 billion, after €159.6 billion in the previous year.

Overall operating performance of the full HVB Group

In the income statement for fiscal year 2006, the full HVB Group generated profit after taxes and minorities of €4,420 million (previous year: €642 million), also due to positive net effects of non-recurrent items. This result is comprised of net profit from discontinued operations of €3,457 (previous year: €1,158 million) and minority interest in net profit of discontinued operations of €(677) million (previous year: €(389) million) and the net profit of HVB Group new of €1,640 million € (previous year: loss of €(127) million). Profit before tax of the full HVB Group was €5,317 million including non-recurrent items of €2,230 million, which were to some extent also associated with the integration of HVB Group into the UniCredit Group. In 2006, non-recurrent items of €362 million were allocable to continuing operations of HVB Group new and €1,868 million to discontinued operations.

Annual general meeting on June 26 and 27, 2007

In order to discuss the resolution of the squeeze-out – as announced – in the annual general meeting, the Board of Managing Directors of HypoVereinsbank has decided to reschedule the annual general shareholders' meeting from May 16, 2007 to June 26, 2007 and for reasons of precaution also to extend the invitation to June 27, 2007. For this reason, an additional general meeting can be avoided in the interest of the bank and its shareholders. In case not all agenda items can be finalized on the first day of the meeting, the meeting can continue on the following day.

The Annual Report for the recently ended fiscal year 2006 and a presentation will be made available for download on our website at http://www.hvbgroup.com/ir.

Financial Highlights – HVB Group

Key indicators (in %)	HVB Group new 2006	HVB Group full 2006
RoE after taxes, adjusted[1]	15.2	18.5
Return on equity after taxes	22.1	37.8
RoE before taxes, adjusted[1]	15.0	20.6
Return on equity before taxes	19.3	35.5
Cost-Income-Ratio (based on operating revenues)	62.1	59.1
Operating performance		
Operating profit (€ millions)	2,257	4,567
Profit before tax (€ millions)	1,618	5,317
Net profit (€ millions)	1,640	4,420
Earnings per share, adjusted[1] (€)	1.50	2.88
Earnings per share (€)	2.18	5.89
Balance sheet figures (€ billions)		
Total assets	358.3	508.0
Shareholders' equity	21.9	20.0
Key capital ratios compliant with KWG rules		
Core capital (€ billions)	15.1	18.3
Risks assets (€ billions)	137.4	219.3
Core capital ratio (%)	11.0	8.4
Employees	25,738	50,659
Branch offices	788	1,877

Share information		2006	2005
Share price:	Reporting date (€)	33.03	25.61
	High (€)	33.20	26.85
	Low (€)	32.50	16.30
Market capitalization at reporting date (€ billions)		24.8	19.2

[1] 2006 adjusted for non-recurrent items (for further information see income statement, HVB Group according to IFRS 5)

Income Statement from January 1 to December 31, 2006 – HVB Group (new)

Income/expenses	2006 in € m	2005 in € m	Change in € m	Change in %
Net interest	3,148	3,166	(18)	-0.6
Dividends and other income from equity investments	251	259	(8)	-3.1
Net interest income	**3,399**	**3,425**	**(26)**	***-0.8***
Net fees and commissions	1,753	1,723	+30	+1.7
Net trading, hedging and fair value income	768	376	+392	>+100.0
Net other expenses/income	32	(311)	+343	
Net non-interest income	**2,553**	**1,788**	**+765**	***+42.8***
TOTAL REVENUES	**5,952**	**5,213**	**+739**	***+14.2***
Payroll costs	(2,216)	(2,212)	(4)	+0.2
Other administrative expenses	(1,166)	(1,260)	+94	-7.5
Amortisation, depreciation and impairment losses on intangible and tangible assets	(313)	(413)	+100	-24.2
Operating costs	**(3,695)**	**(3,885)**	**+190**	***-4.9***
OPERATING PROFIT	**2,257**	**1,328**	**+929**	***+70.0***
Provisions for risks and charges	(164)	(87)	(77)	+88.5
Write-down on goodwill	0	0	0	0.0
Restructuring costs	(60)	(438)	+378	-86.3
Net write-downs of loans and provisions for guarantees and commitments	(933)	(979)	+46	-4.7
Net income from investments	671	69	+602	>+100.0
Other non-operating expenses	(153)	0	(153)	
PROFIT BEFORE TAX	**1,618**	**(107)**	**+1,725**	
Income tax for the period	125	(14)	+139	
NET PROFIT	**1,743**	**(121)**	**+1,864**	
Minorities	(103)	(6)	(97)	>+100.0
NET PROFIT OF HVB GROUP NEW	**1,640**	**(127)**	**+1,767**	
Net profit after tax of discontinued operations	3,457	1,158	+2,299	>+100.0
Minority interest in the net profit of discontinued operations	(677)	(389)	(288)	+74.0
NET PROFIT/LOSS OF FULL HVB GROUP	4,420	642	+3,778	***>+100.0***
Changes in reserves	3,798	451	+3,347	>+100.0
CONSOLIDATED PROFIT	**622**	**191**	**+431**	***>+100.0***

Income Statement from January 1 to December 31, 2006 – Full HVB Group

Income/expenses	2006 in € m	2005 in € m	Change in € m	Change in %
Net interest	5,886	5,576	+310	*+5.6*
Dividends and other income from equity investments	479	533	(54)	*-10.1*
Net interest income	**6,365**	**6,109**	**+256**	***+4.2***
Net fees and commissions	3,468	3,198	+270	*+8.4*
Net trading, hedging and fair value income	1,230	656	+574	*+87.5*
Net other expenses/income	104	(322)	+426	
Net non-interest income	**4,802**	**3,532**	**+1,270**	***+36.0***
TOTAL REVENUES	**11,167**	**9,641**	**+1,526**	***+15.8***
Payroll costs	(3,895)	(3,733)	(162)	*+4.3*
Other administrative expenses	(2,132)	(2,185)	+53	*-2.4*
Amortisation, depreciation and impairment losses on intangible and tangible assets	(573)	(690)	+117	*-17.0*
Operating costs	**(6,600)**	**(6,608)**	**+8**	***-0.1***
OPERATING PROFIT	**4,567**	**3,033**	**+1,534**	***+50.6***
Provisions for risks and charges	(267)	(98)	(169)	*>+100.0*
Write-down on goodwill	0	0	0	*0.0*
Restructuring costs	(308)	(546)	+238	*-43.6*
Net write-downs of loans and provisions for guarantees and commitments	(1,661)	(1,482)	(179)	*+12.1*
Net income from investments	3,170	392	+2,778	*>+100.0*
Other non-operating expenses	(184)	0	(184)	
PROFIT BEFORE TAX	**5,317**	**1,299**	**+4,018**	***>+100.0***
Income tax for the period	(117)	(262)	+145	*-55.3*
NET PROFIT	**5,200**	**1,037**	**+4,163**	***>+100.0***
Minorities	(780)	(395)	(385)	*+97.5*
NET PROFIT/LOSS OF FULL HVB GROUP	**4,420**	**642**	**+3,778**	***>+100.0***
Changes in reserves	-3,798	451	+3,347	*>+100.0*
CONSOLIDATED PROFIT	**622**	**191**	**+431**	***>+100.0***

Full HVB Group
Balance Sheet as of December 31, 2006 (continued)

Shareholders' equity and liabilities	2006 in € m	2005 in € m	Change in € m	Change in %
Deposits from other banks	85,672	113,739	(28,067)	-24.7
Amounts owed to other depositors	92,136	158,421	(66,285)	-41.8
Promissory notes and other liabilities evidenced by paper	76,938	105,982	(29,044)	-27.4
Liabilities held for trading purposes	59,962	63,638	(3,676)	-5.8
Provisions	1,683	5,672	(3,989)	-70.3
Income tax liabilities	1,378	1,891	(513)	-27.1
Other liabilities	5,214	9,406	(4,192)	-44.6
Subordinated capital	12,142	17,612	(5,470)	-31.1
Liabilities of discontinued operations and disposal groups held for sale	152,920	1,887	+151,033	>+100.0
Shareholders' equity	19,988	15,411	+4,577	+29.7
Shareholders' equity attributable to shareholders of HVB AG	16,690	12,358	+4,332	+35.1
Subscribed capital	2,252	2,252	0	0.0
Additional paid-in capital	8,883	9,128	(245)	-2.7
Other reserves	4,061	58	+4,003	>+100.0
Change in valuation of financial instruments	872	729	+143	+19.6
AfS reserve	1,195	871	+324	+37.2
Hedge reserve	(323)	(142)	(181)	>-100.0
Consolidated profit	622	191	+431	>+100.0
Minority interest	3,298	3,053	+245	+8.0
Total shareholders' equity and liabilities	**508,033**	**493,659**	**+14,374**	**+2.9**

Income statement by division

in € m	Retail	Wealth Management	Corporates & Comm. Real Estate Financing	Markets & Investment Banking	Others/Consolidation	HVB Group new	Discontinued operations	Full HVB Group
TOTAL REVENUES								
2006	1,728	550	1,302	2,279	93	5,952	5,215	11,167
2005	1,694	569	1,276	1,889	(215)	5,213	4,428	9,641
Change in %	+2.0%	-3.3%	+2.0%	+20.6%	>+100.0%	+14.2%	+17.8%	+15.8%
Operating costs								
2006	(1,422)	(336)	(495)	(1,163)	(279)	(3,695)	(2,905)	(6,600)
2005	(1,557)	(387)	(541)	(1,110)	(290)	(3,885)	(2,723)	(6,608)
Change in %	-8.7%	-13.2%	-8.5%	+4.8%	-3.8%	-4.9%	+6.7%	-0.1%
OPERATING PROFIT (LOSS)								
2006	306	214	807	1,116	(186)	2,257	2,310	4,567
2005	137	182	735	779	(505)	1,328	1,705	3,033
Change in %	>+100.0%	+17.6%	+9.8%	+43.3%	+63.2%	+70.0%	+35.5%	+50.6%
Net write-downs of loans and provisions for guarantees and indemnities								
2006	(173)	(10)	(264)	16	(502)	(933)	(728)	(1,661)
2005	(267)	(4)	(402)	(52)	(254)	(979)	(503)	(1,482)
Change in %	-35.2%	>+100.0%	-34.3%	>-100.0%	+97.6%	-4.7%	+4.7%	+12.1%
Other items[1]								
2006	(16)	542	(12)	(163)	(57)	294	2,117	2,411
2005	(44)	(45)	(49)	(27)	(291)	(456)	204	(252)
Change in %	+63.6%	>+100.0%	+75.5%	>-100.0%	+80.4%	>+100.0%	>+100.0%	>+100.0%
PROFIT (LOSS) BEFORE TAX								
2006	117	746	531	969	(745)	1,618	3,699	5,317
2005	(174)	133	284	700	(1,050)	(107)	1,406	1,299
Change in %	>+100.0%	>+100.0%	+87.0%	+38.4%	+29.0%	>+100.0%	>+100.0%	>+100.0%

[1] Contains the following income statement items: provisions for risks and charges, write-down on goodwill, restructuring costs, net income from investments and other non-operating expenses

Income statement of the Retail division

Income/expenses	2006 in €m	2005 in €m	Q4/2006 in €m	Q3/2006 in €m	Q2/2006 in €m	Q1/2006 in €m
Net interest income	**1,096**	**1,103**	**261**	**285**	**270**	**280**
Net fees and commissions	629	584	140	139	154	196
Net trading, hedging and fair value income	(1)	0	(1)	(1)	2	(1)
Net other income/expenses	4	7	(10)	(2)	11	5
Net non-interest income	**632**	**591**	**129**	**136**	**167**	**200**
TOTAL REVENUES	**1,728**	**1,694**	**390**	**421**	**437**	**480**
Payroll costs	(557)	(565)	(132)	(139)	(145)	(141)
Other administrative expenses and amortisation, depreciation and impairment losses on intangible and tangible assets	(865)	(992)	(213)	(227)	(210)	(215)
Operating costs	**(1,422)**	**(1,557)**	**(345)**	**(366)**	**(355)**	**(356)**
OPERATING PROFIT	**306**	**137**	**45**	**55**	**82**	**124**
Restructuring costs	(7)	(50)	(5)	(1)	(1)	0
Net write-downs of loans and provisions for guarantees and commitments	(173)	(267)	(43)	(50)	(51)	(29)
Net income from investments and other items[1)]	(9)	6	(7)	(4)	1	1
PROFIT (LOSS) BEFORE TAX	**117**	**(174)**	**(10)**	**0**	**31**	**96**
Cost-income ratio in %	**82.3**	**91.9**	**88.5**	**86.9**	**81.2**	**74.2**

[1)] Contains the following income statement items: provisions for risks and charges, write-down on goodwill, restructuring costs, net income from investments and other non-operating expenses

Income statement of the Wealth Management division (WEM)[1)]

Income/expenses	2006 in €m	2005 in €m	Q4/2006 in €m	Q3/2006 in €m	Q2/2006 in €m	Q1/2006 in €m
Net interest income	**163**	**153**	**47**	**40**	**40**	**36**
Net fees and commissions	397	437	86	62	114	135
Net trading, hedging and fair value income	(13)	(10)	(1)	1	(8)	(5)
Net other income/expenses	3	(11)	1	(1)	3	0
Net non-interest income	**387**	**416**	**86**	**62**	**109**	**130**
TOTAL REVENUES	**550**	**569**	**133**	**102**	**149**	**166**
Payroll costs	(117)	(131)	(26)	(25)	(34)	(32)
Other administrative expenses and amortisation, depreciation and impairment losses on intangible and tangible assets	(219)	(256)	(49)	(43)	(65)	(62)
Operating costs	**(336)**	**(387)**	**(75)**	**(68)**	**(99)**	**(94)**
OPERATING PROFIT	**214**	**182**	**58**	**34**	**50**	**72**
Restructuring costs	(7)	(43)	(5)	(2)	0	0
Net write-downs of loans and provisions for guarantees and commitments	(10)	(4)	(8)	(2)	4	(4)
Net income from investments and other items[2)]	549	(2)	10	533	4	2
PROFIT (LOSS) BEFORE TAX	**746**	**133**	**55**	**563**	**58**	**70**
Cost-income ratio in %	**61.1**	**68.0**	**56.4**	**66.7**	**66.4**	**56.6**

[1)] Also includes the activities of the Activest companies in the first half of the year
[2)] Contains the following income statement items: provisions for risks and charges, write-down on goodwill, restructuring costs, net income from investments and other non-operating expenses

Income statement of the Corporates & Commercial Real Estate Financing division

Corporates sub-division

Income/expenses	2006 in €m	2005 in €m	Q4/2006 in €m	Q3/2006 in €m	Q2/2006 in €m	Q1/2006 in €m
Net interest income	**801**	**753**	**205**	**185**	**202**	**209**
Net fees and commissions	297	283	63	76	73	85
Net trading, hedging and fair value income	4	2	2	4	(2)	0
Net other income/expenses	1	5	(4)	(1)	5	1
Net non-interest income	**302**	**290**	**61**	**79**	**76**	**86**
TOTAL REVENUES	**1,103**	**1,043**	**266**	**264**	**278**	**295**
Payroll costs	(168)	(168)	(43)	(41)	(43)	(41)
Other administrative expenses and amortisation, depreciation and impairment losses on intangible and tangible assets	(276)	(291)	(73)	(69)	(65)	(69)
Operating costs	**(444)**	**(459)**	**(116)**	**(110)**	**(108)**	**(110)**
OPERATING PROFIT	**659**	**584**	**150**	**154**	**170**	**185**
Restructuring costs	(1)	(19)	0	(1)	0	0
Net write-downs of loans and provisions for guarantees and commitments	(201)	(190)	(74)	(48)	(35)	(44)
Net income from investments and other items[1)]	(10)	(15)	(14)	(4)	1	7
PROFIT (LOSS) BEFORE TAX	**447**	**360**	**62**	**101**	**136**	**148**
Cost-income ratio in %	**40.3**	**44.0**	**43.6**	**41.7**	**38.8**	**37.3**

[1)] Contains the following income statement items: provisions for risks and charges, write-down on goodwill, restructuring costs, net income from investments and other non-operating expenses

Income statement of the Corporates & Commercial Real Estate Financing

Commercial Real Estate Financing sub-division

Income/expenses	2006 in €m	2005 in €m	Q4/2006 in €m	Q3/2006 in €m	Q2/2006 in €m	Q1/2006 in €m
Net interest income	**160**	**198**	**27**	**40**	**44**	**49**
Net fees and commissions	38	30	8	11	11	8
Net trading, hedging and fair value income	0	0	0	0	0	0
Net other income/expenses	1	5	(2)	0	2	1
Net non-interest income	**39**	**35**	**6**	**11**	**13**	**9**
TOTAL REVENUES	**199**	**233**	**33**	**51**	**57**	**58**
Payroll costs	(13)	(19)	(2)	(4)	(3)	(4)
Other administrative expenses and amortisation, depreciation and impairment losses on intangible and tangible assets	(38)	(63)	(10)	(10)	(8)	(10)
Operating costs	**(51)**	**(82)**	**(12)**	**(14)**	**(11)**	**(14)**
OPERATING PROFIT	**148**	**151**	**21**	**37**	**46**	**44**
Restructuring costs	0	(7)	0	0	0	0
Net write-downs of loans and provisions for guarantees and commitments	(63)	(212)	(11)	(30)	(4)	(18)
Net income from investments and other items[1)]	(1)	(8)	5	(6)	0	0
PROFIT (LOSS) BEFORE TAX	**84**	**(76)**	**15**	**1**	**42**	**26**
Cost-income ratio in %	**25.6**	**35.2**	**36.4**	**27.5**	**19.3**	**24.1**

[1)] Contains the following income statement items: provisions for risks and charges, write-down on goodwill, restructuring costs, net income from investments and other non-operating expenses

Income statement of the Markets & Investment Banking (MIB) division

Income/expenses	2006 in €m	2005 in €m	Q4/2006 in €m	Q3/2006 in €m	Q2/2006 in €m	Q1/2006 in €m
Net interest income	**1,171**	**1,053**	**361**	**268**	**256**	**286**
Net fees and commissions	366	336	106	72	86	102
Net trading, hedging and fair value income	737	482	79	193	171	294
Net other income/expenses	5	18	3	(8)	5	5
Net non-interest income	**1,108**	**836**	**188**	**257**	**262**	**401**
TOTAL REVENUES	**2,279**	**1,889**	**549**	**525**	**518**	**687**
Payroll costs	(522)	(443)	(144)	(120)	(120)	(138)
Other administrative expenses and amortisation, depreciation and impairment losses on intangible and tangible assets	(641)	(667)	(181)	(147)	(162)	(151)
Operating costs	**(1,163)**	**(1,110)**	**(325)**	**(267)**	**(282)**	**(289)**
OPERATING PROFIT	**1,116**	**779**	**224**	**258**	**236**	**398**
Restructuring costs	(1)	(70)	(1)	0	0	0
Net write-downs of loans and provisions for guarantees and commitments	16	(52)	20	(5)	16	(15)
Net income from investments and other items[1]	(162)	43	(221)	16	16	27
PROFIT (LOSS) BEFORE TAX	**969**	**700**	**22**	**269**	**268**	**410**
Cost-income ratio in %	**51.0**	**58.8**	**59.2**	**50.9**	**54.4**	**42.1**

[1] Contains the following income statement items: provisions for risks and charges, write-down on goodwill, restructuring costs, net income from investments and other non-operating expenses

Income statement of the Others/Consolidation division

Income/expenses	2006 in €m	2005 in €m	Q4/2006 in €m	Q3/2006 in €m	Q2/2006 in €m	Q1/2006 in €m
TOTAL REVENUES	**93**	**(215)**	**7**	**(2)**	**60**	**28**
Operating costs	**(279)**	**(290)**	**(33)**	**(94)**	**(51)**	**(101)**
OPERATING PROFIT (LOSS)	**(186)**	**(505)**	**(26)**	**(96)**	**9**	**(73)**
Restructuring costs	(44)	(249)	(30)	(12)	(2)	0
Net write-downs of loans and provisions for guarantees and commitments	(502)	(254)	(179)	(91)	(132)	(100)
Net income from investments and other items[1]	(13)	(42)	(35)	(11)	2	31
PROFIT (LOSS) BEFORE TAX	**(745)**	**(1.050)**	**(270)**	**(210)**	**(123)**	**(142)**

[1] Contains the following income statement items: provisions for risks and charges, write-down on goodwill, restructuring costs, net income from investments and other non-operating expenses

HVB Investor Relations-Team:

Regine.Angermeyer-Naumann@hvb.de *Head of Investor Relations*	☎ +49-89-378 27602
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Ilaria.Ranucci@hvb.de	☎ +49-89-378 26024
Fax	☎ +49-89-378 24083
Web Site:	http://www.hvb.com/ir

Aussagen in dieser Publikation zu unseren Absichten, Erwartungen, Meinungen oder Vorhersagen sind in die Zukunft gerichtete Prognosen. Sie basieren auf Informationen, Plänen, Schätzungen und Vorhersagen, die uns zu dem Zeitpunkt der Veröffentlichung zur Verfügung standen. Spätere Informationen und Ereignisse sind in unseren Aussagen nicht berücksichtigt. Durch die Veröffentlichung übernehmen wir weder ausdrücklich noch konkludent eine Verpflichtung zur Aktualisierung getroffener Aussagen.

Es gibt vielfältige Ursachen dafür, warum in die Zukunft gerichtete Prognosen sich im Nachhinein als unvollständig oder unrichtig herausstellen können. Sich verändernde Konditionen der Finanzmärkte in Regionen, in welchen wir uns engagieren, administrative und legislative Tendenzen und Fortentwicklungen, das Verhalten von Konkurrenten im Markt, Ausfallrisiken im Kredit- und Handelsbereich gehören hierzu wie auch die Verlässlichkeit unserer Risikomanagementsysteme und mögliche Veränderungen jeglicher Art in der HVB Group.

File No. 82-3777

HypoVereinsbank

Member of UniCredit Group

INVESTOR RELATIONS RELEASE 22. MÄRZ 2007

Sehr gutes Ergebnis der HVB Group neu im Geschäftsjahr 2006

Operatives Ergebnis nach sehr erfreulicher Entwicklung der Erträge und Kosten um 70% gesteigert

- **Operative Erträge bei überzeugender Entwicklung von Provisionsüberschuss und Handelsergebnis um 14,2% höher als der Vorjahreswert**
- **Verwaltungsaufwand um 4,9% reduziert; Cost-Income-Ratio um 12,4%-Punkte auf 62,1% deutlich verbessert**
- **Kreditrisikovorsorge um 4,7% unter Vorjahresniveau**

- **Ergebnis vor Steuern bei 1.618 Mio € nach negativem Vorjahr, bereinigt um Sondereffekte mit 1.256 Mio € gegenüber Vorjahr mehr als verdreifacht; Gewinn mit 1.640 Mio € erfreulich angestiegen, bereinigter Gewinn mit 1.128 Mio € gegenüber Vorjahr fast vervierfacht**
- **Eigenkapitalrendite nach Steuern hat mit 22,1% Erwartungen übertroffen; auch bereinigt mit 15,2% sind deutliche Fortschritte sichtbar**
- **Der Vorstand schlägt der Hauptversammlung eine Dividende von 0,40 € je Stammaktie vor**

<u>Anmerkung zum Ergebnisausweis</u>

Die HVB Group legt heute ihren Konzernjahresabschluss zum 31. Dezember 2006 vor. Die Integration der HypoVereinsbank in die UniCredit Gruppe schlägt sich in einer veränderten Berichts- und Segmentstruktur nieder. Zudem haben die in der a. o. Hauptversammlung am 25. Oktober 2006 beschlossenen Transaktionen Auswirkungen:

- Als aufgegebene Geschäftsbereiche sind die Gesellschaften bzw. Teilkonzerne Bank Austria Creditanstalt-Gruppe, IMB, AS UniCredit Bank (vormals: HVB Bank Latvia), HVB Bank Ukraine sowie die Filialen Vilnius und Tallinn der HVB AG definiert.

- Die Ergebnisse der aufgegebenen Geschäftsbereiche gemäß IFRS 5 werden nach dem Gewinn nach Steuern und Minderheiten der HVB Group neu in der G&V erfasst. Die jetzt vorgelegte Gewinn- und Verlustrechnung der HVB Group neu spiegelt daher weder für die Vergangenheit noch für die Zukunft die potenzielle Ertragskraft der HVB Group neu wider: In dem für die HVB Group neu ausgewiesenen Ergebnis stehen der Kapitalbindung durch die Beteiligungen an den zu transferierenden Einheiten keine adäquaten Erträge (Dividenden oder originäre Erträge aus den Beteiligungen) gegenüber. Mit Blick auf die Zukunft ergeben sich aus dem Transaktionsgewinn für die HypoVereinsbank jedoch erhebliche Möglichkeiten, in ihren Kompetenzfeldern durch organisches und externes Wachstum zu expandieren und dadurch Ertragskraft und Profitabilität zu erhöhen.

Die Gewinn- und Verlustrechnung des Geschäftsjahres 2006 der HVB Group neu ist durch mehrere Sondereffekte geprägt, die teilweise auch im Zusammenhang mit der Integration der HVB Group in die UniCredit Gruppe stehen: Im Finanzanlageergebnis sind Veräußerungsgewinne aus dem Verkauf der Activest Gesellschaften in Höhe von 543 Mio € und aus der Veräußerung eines Teils der Aktien an der Münchener Rückversicherungs-Gesellschaft AG in Höhe von 217 Mio € ausgewiesen. Außerdem sind im Finanzanlageergebnis Bewertungsaufwendungen aus dem Verkauf eines nicht-strategischen Immobilienportfolios in Höhe von 130 Mio € und Aufwendungen für Restrukturierungen in Höhe von 60 Mio € enthalten. Im Rahmen der Vorbereitung auf Basel II konnten bei der Kreditrisikovorsorge erstmals pauschalisierte Einzelwertberechtigungen in Höhe von 55 Mio € für Kunden mit 90 Tagen Zahlungsverzug und anderen Leistungsstörungen gebildet werden. Bedingt durch eine Parameteränderung bei der Ermittlung des Fair Values für Finanzinstrumente der Kategorien "Held for Sale" und "aFVtPL" (Fair Value Abschlag) fielen nicht-operative Aufwendungen in Höhe von 153 Mio € an ("Andere nicht-operative Aufwendungen").

Auch die Gewinn- und Verlustrechnung des Geschäftsjahres 2005 der HVB Group neu ist durch Sonderaufwendungen geprägt, die im Zusammenhang mit der Integration der HVB Group in die UniCredit-Gruppe stehen. Es handelt sich dabei um Aufwendungen für Restrukturierungen in Höhe von 438 Mio € und um weitere Sonderbelastungen aus der Kreditrisikovorsorge wegen zusätzlicher pauschalierter Einzelwertberichtigungen in Höhe von 77 Mio €.

Um einen ökonomisch aussagefähigen Vergleich der Gewinn- und Verlustrechnung des Geschäftsjahres 2006 mit den Vorjahreszahlen zu ermöglichen, gehen die nachfolgenden Erläuterungen zur Erfolgsentwicklung jeweils auch auf die um die genannten Sondereffekte bereinigten Werte ein.

Überblick

Die HVB Group neu verzeichnete im Jahr 2006 eine sehr erfreuliche Geschäftsentwicklung und konnte den guten operativen Trend der letzten zwei Jahre bei reduzierten Kosten und mehreren Sondereffekten mit einem Gewinn von 1.640 Mio € (Vorjahr: -127 Mio €) kräftig forcieren. Der bereinigte Gewinn wurde gegenüber dem Vorjahr fast vervierfacht. Das Ergebnis vor Steuern zeigt gegenüber Vorjahr einen kräftigen Zuwachs auf 1.618 Mio € nach -107 Mio € im Vorjahr. Bereinigt um Sondereffekte konnte das Ergebnis vor Steuern mehr als verdreifacht werden. Die Eigenkapitalrentabilität nach Steuern erreicht 22,1%. Die bereinigte Eigenkapitalrentabilität nach Steuern für die HVB Group neu lag mit 15,2% klar über den Erwartungen. Trotz mehrerer Einmaleffekte im Schlussquartal haben wir unsere finanziellen Jahresziele klar übertroffen. Mit einer erhöhten Dividende von 0,40 € je Stammaktie sollen die Aktionäre der HVB Group an der substanziellen Ergebnisverbesserung beteiligt werden.

Dr. Wolfgang Sprißler, Sprecher des Vorstandes der HVB: "Das Jahr 2006 hat uns eine hervorragende Basis für die Fortführung unserer Offensive im Deutschlandgeschäft verschafft. Mit der gesamten operativen Entwicklung sind wir ausgesprochen zufrieden. Die Erträge in unseren Kerngeschäftsfeldern haben sich weiter spürbar verbessert und so konnten wir unsere ehrgeizigen Ziele in einem ereignisreichen Geschäftsjahr deutlich übertreffen. Der Zusammenschluss mit der UniCredit Gruppe hat uns hierbei einen kräftigen Schub gegeben. Wir werden die wertorientierte Neuausrichtung unserer Bank auch im neuen Geschäftsjahr weiter vorantreiben."

Für das Gesamtjahr 2006 zeigte sich für die HVB Group neu - eine trotz Belastungen aus der Integration - sehr gute operative Entwicklung mit erfreulichen Steigerungen bei Provisionsüberschuss und Handelsergebnis, unter Berücksichtigung der strategisch bedingten Portfolioreduktionen auch beim um Konsolidierungs- und Währungseffekte bereinigten Zinsüberschuss. Gleichzeitig gingen die Verwaltungsaufwendungen aufgrund bereits deutlich sichtbarer Synergieeffekte aus dem Zusammenschluss mit UniCredit spürbar zurück. Daraus resultierte eine Cost-Income-Ratio, die sich um 12,4%-Punkte auf 62,1% klar verbessern konnte. Auch die Kreditrisikovorsorge reduzierte sich im Geschäftsjahr signifikant. Das operative Ergebnis legte gegenüber dem Vorjahr sehr deutlich um 70% zu, bereinigt um 51,7%.

Die Ergebnisse im Einzelnen:

Operative Erträge: Im operativen Geschäft zeigen sich vor dem positiven konjunkturellen Hintergrund weitere Verbesserungen der Ertragsstruktur mit einem gegenüber dem Vorjahr weiteren Wachstum beim Handelsergebnis und Provisionsüberschuss. Insgesamt stiegen die operativen Erträge um 14,2% gegenüber dem Vorjahr an.

Zinsüberschuss: Der Überschuss aus dem originären Zinsgeschäft erreichte mit 3.148 Mio € trotz des geplanten strategischen Portfolioabbaus insbesondere im Bereich Real Estate Restructuring den Vorjahreswert knapp (-0,6% bzw. -18 Mio €). Die Auswirkungen des Portfolioabbaus zeigen sich im Segmentbericht mit einem Rückgang des Zinsüberschusses im Segment Sonstige/Konsolidierung, während alle operativen Geschäftsfelder den Zinsüberschuss gegenüber dem Vorjahr steigern bzw. stabil halten konnten. Die durchschnittlichen Risikoaktiva (KWG) verminderten sich gegenüber Vorjahr um 7,1%. Zinserträge aus Dividenden und ähnliche Erträge aus Kapitalinvestitionen blieben mit 251 Mio € fast auf Vorjahresniveau (259 Mio €). Der Überschuss aus dem originären Zinsgeschäft des 4. Quartals 2006 ist im Quartalsvergleich gegenüber 3. Quartal 2006 durch Einmaleffekte in Höhe von 63 Mio € überdurchschnittlich positiv geprägt

Provisionsüberschuss: Der Provisionsüberschuss stieg gegenüber dem Vorjahr um 1,7% auf 1.753 Mio €. Dabei ist allerdings zu berücksichtigen, dass im Provisionsüberschuss 2006 die Erfolgsbeiträge der verkauften Activest Gesellschaften nur bis zur Jahresmitte enthalten sind. Bereinigt um Konsolidierungs- und Währungseffekte beläuft sich die Steigerungsrate des Provisionsüberschusses auf erfreuliche 7,0%. Im bereinigten Vergleich stieg der Provisionsüberschuss aus dem Wertpapier- und Depotgeschäft um rund 9%. Hier wirken sich auch der Absatz innovativer Finanzprodukte wie zum Beispiel "HVB Best of Fonds", "HVB Flexs Bonus Zertifikat", die "HVB 2 x 5% Profianleihe", das "HVB Höchststand-Zertifikat" und der "HVB KombiAnlage plus" positiv aus. Ebenso erhöhten sich die Ergebnisbeiträge aus dem sonstigen Dienstleistungsgeschäft (inklusive Vermittlungsprovisionen) sowie aus dem Kreditgeschäft.

Handelsergebnis: Sehr erfolgreich entwickelte sich das Handelsergebnis der HVB Group neu. In 2006 lag es mit 768 Mio € mehr als doppelt so hoch wie im Vorjahr (376 Mio €). Dabei erhöhten sich das Ergebnis aus Finanzinstrumenten ("Held for Trading") um 209 Mio € auf 673 Mio € im Wesentlichen aus handelsinduzierten Dividendenerträgen (+184 Mio € auf 320 Mio €) und durch einen Anstieg bei den kursbezogenen Geschäften um rund ein Viertel auf 112 Mio €. In 2006 werden im Handelsergebnis erstmals Realisierungserfolge aus Private Equity-Transaktionen (38 Mio €) ausgewiesen, die früher im Finanzanlageergebnis enthalten waren.

Sonstige Aufwendungen und Erträge: Der Saldo aus Sonstigen Aufwendungen und Erträgen wird mit 32 Mio € ausgewiesen. Im Vorjahr ergab sich auf Grund von Verlustübernahmen ein negativer Saldo (-311 Mio €). Die Verlustübernahmen des Geschäftsjahrs 2005 betrafen mit 256 Mio € die HVB Immobilien AG wegen des bestehenden Ergebnisabführungsvertrags mit der HVB AG. Sie beinhalten die Verluste von Immobilientochtergesellschaften des Teilkonzerns HVB Immobilien AG, der im Geschäftsjahr 2005 nicht konsolidiert war. Zum 1. Januar 2006 wurden die wesentlichen Gesellschaften des Teilkonzerns HVB Immobilien AG im Rahmen einer Vollkonsolidierung in den Konzernabschluss der HVB Group einbezogen.

Verwaltungsaufwand: Die Verwaltungsaufwendungen der HVB Group neu reduzierten sich gegenüber dem Vorjahr um 4,9% auf 3.695 Mio €. Dabei blieb der Personalaufwand trotz höherer Aufwendungen für erfolgsabhängige Bonuszahlungen im Segment Markets & Investment Banking stabil (+0,2%), während die Anderen Verwaltungsaufwendungen um signifikante 7,5% zurückgingen und sich die Abschreibungen auf Sachanlagen und immaterielle Vermögensgegenstände deutlich um 24,2% reduzierten. Konsolidierungs- und Währungseffekte wirkten sich 2006 im gesamten Verwaltungsaufwand per Saldo mit 11 Mio € aufwandsmindernd aus. Dabei wurden die aufwandserhöhenden Effekte aus der Erstkonsolidierung des Teilkonzerns HVB Immobilien AG mit aufwandsmindernden Effekten aus der Entkonsolidierung der Activest Gesellschaften kompensiert, sodass der um Konsolidierungs- und Währungseffekte bereinigte Rückgang des Verwaltungsaufwands gegenüber dem Vorjahr bei 4,6% liegt.

Operatives Ergebnis: Im kräftigen Anstieg des operativen Ergebnisses um 70% auf 2.257 Mio € zeigt sich, dass sich die bereits in den Vorjahren eingeleitete stetige Verbesserung der operativen Geschäftsentwicklung im Berichtsjahr verstärkt fortsetzte: Unsere hohen Erwartungen wurden übertroffen. Der Anstieg des operativen Ergebnisses gegenüber dem Vorjahreszeitraum ist sowohl auf die gestiegenen operativen Erträge als auch auf die erfolgreichen Maßnahmen zur Kostenreduktion zurückzuführen. Diese Produktivitätssteigerung führte zu einer auf 62,1% deutlich verbesserten Cost-Income-Ratio, die sich um erfreuliche 12,4%-Punkte reduzierte.

Zuführungen zu Rückstellungen: Der Saldo Zuführung zu Rückstellungen erhöhte sich auf 164 Mio € nach 87 Mio € im Vorjahr. Darunter fällt als größter Einzelposten eine Rückstellung für Mietgarantien bezogen auf frei werdende Gebäudeflächen, die im Rahmen von Flächenoptimierungen künftig nicht mehr bankgeschäftlich genutzt werden. Auf Grund des Wegfalls der Nutzung von Flächen wurden die bestehenden Miet-/Leasingverträge zu belastenden Verträgen, für die Rückstellungen zur Erfüllung von vertraglichen Verpflichtungen aus sogenannten belastenden Verträgen gemäß IAS 37.66 in Höhe von 60 Mio € zu bilden waren. Dies führt in den nächsten Jahren zu einer Entlastung der Erfolgsrechnungen.

Aufwendungen für Restrukturierungen: Die auch im Rahmen des Zusammenschlusses der HVB Group mit der UniCredit Gruppe entstandenen Restrukturierungsaufwendungen beliefen sich 2006 auf 60 Mio €. Darin sind unter anderem Personalaufwendungen in Höhe von 27 Mio € und andere Verwaltungsaufwendungen (inklusive Abschreibungen) in Höhe von 28 Mio € enthalten.
Die für das Vorjahr ausgewiesenen Restrukturierungsaufwendungen in Höhe von 438 Mio € enthielten im Wesentlichen Zuführungen zu Restrukturierungsrückstellungen überwiegend für Abfindungsregelungen sowie Abschreibungen auf Anlagevermögen und Honorare.

Kreditrisikovorsorge: Die Kreditrisikovorsorge liegt mit 933 Mio € signifikant (um 4,7 %) unter dem Niveau des Vorjahres von 979 Mio €. Auch bereinigt um die Sondereffekte aus der zusätzlichen Kreditrisikovorsorge in beiden Jahren ergibt sich ein Rückgang um 2,7%.

Finanzanlageergebnis: Das Finanzanlageergebnis belief sich im Geschäftsjahr 2006 auf 671 Mio € und ist durch Sondereffekte in Höhe von 630 Mio € positiv beeinflusst. Darin enthalten sind Veräußerungsgewinne aus dem Verkauf der Activest Gesellschaften (543 Mio €) und dem teilweisen Verkauf des Anteils an der Münchener Rückversicherungs-Gesellschaft AG (217 Mio €) sowie Bewertungsaufwendungen in Höhe von 130 Mio € aus einem Verkauf eines nicht-strategischen Immobilienportfolios. Daneben wurden Realisierungsgewinne aus der Reduzierung unseres Anteilsbesitzes an Babcock & Brown Limited (55 Mio €) im ersten Quartal 2006 und an der Lufthansa AG (40 Mio €) im zweiten Quartal 2006 vereinnahmt, die teilweise durch Entkonsolidierungsverluste bzw. Abschreibungen auf Investmentproperties kompensiert wurden.

Andere nicht operative Aufwendungen: In der GuV-Position "Andere nicht operative Aufwendungen" werden Aufwendungen in Höhe von 153 Mio € ausgewiesen, die aus der Änderung von Parametern in der Ermittlung der Fair Value für Handelsbestände und Finanzinstrumente der Kategorie aFVtPL resultieren. Es handelt sich dabei um einen in dieser Größenordnung einmaligen Effekt aus der erstmaligen Anwendung des Fair Value Abschlags, der weiteren Einflussgrößen auf die Marktwertermittlung Rechnung trägt und damit die Qualität einer konservativen Marktwertermittlung erhöht.

Ergebnis vor Steuern: Das Ergebnis vor Steuern belief sich inklusive der erwähnten Sondereffekte auf 1.618 Mio € nach -107 Mio € im Vorjahr. Bereinigt um die Sondereffekte hätte das Ergebnis vor Steuern 2006 mit 1.256 Mio € um mehr als das Dreifache über dem bereinigten Vorjahresergebnis (408 Mio €) gelegen.

Fremdanteile am Ergebnis und Gewinn: Vom Ergebnis nach Steuern entfallen 103 Mio € auf Anteile Konzernfremder. Nach Abzug der Fremdanteile am Ergebnis wurde ein Gewinn in Höhe von 1.640 Mio € nach einem durch Sondereffekte entstandenen Verlust im Vorjahr (-127 Mio €) erwirtschaftet. Bereinigt um die erwähnten Sondereffekte konnte der Vorjahresgewinn auf 1.128 Mio € fast vervierfacht werden.

Dividende: Der Gewinn der HVB AG als Basis für die Ausschüttung an die Aktionäre beträgt 622 Mio €. Die Aktionäre der HVB sollen an der erfreulichen Ergebnisentwicklung angemessen beteiligt werden. Der Vorstand wird der Hauptversammlung daher am 26. und 27. Juni 2007 vorschlagen, eine Dividende in Höhe von 301 Mio € an die Aktionäre auszuschütten sowie eine weitere Einstellung in die Gewinnrücklagen in Höhe von 321 Mio € vorzunehmen. Die Dividendensumme in Höhe von 301 Mio € entspricht einer Dividende von 0,40 € je Stammaktie und je Vorzugsaktie sowie einem Vorausgewinnanteil von 0,064 € je Vorzugsaktie.

Segmentergebnis nach neuen Divisionen:

Zum Ergebnis vor Steuern der HVB Group neu in Höhe von 1.618 Mio € haben die Divisionen

Privat- und Geschäftskunden	117 Mio €
Wealth Management	746 Mio € (inkl. Activest Veräußerungsgewinn von 543 Mio €)
Firmen- & Kommerzielle Immobilienkunden	531 Mio €
Markets & Investment Banking	969 Mio €
Sonstige/Konsolidierung	-745 Mio €

beigetragen.

Die Erfolgsrechnungen der einzelnen Divisionen, die Inhalte und Zielsetzungen der Divisionen sowie die Erläuterungen zur wirtschaftlichen Entwicklung in den einzelnen Segmenten werden in den Notes 21 und 22 zur Segmentberichterstattung nach Divisionen im Geschäftsbericht 2006 beschrieben.

Die seit Juli 2006 neu aufgestellte Division Privat- und Geschäftskunden zeigt für das Geschäftsjahr 2006 einen erfolgreichen Geschäftsverlauf mit einem gegenüber dem Vorjahr mehr als verdoppelten operativen Ergebnis von 306 Mio €. Auch das Ergebnis vor Steuern konnte einen deutlichen Turn-around mit 117 Mio € gegenüber dem Vorjahr (-174 Mio €) aufweisen. Diese Ergebnisverbesserung wurde überwiegend mit Produktivitätssteigerungen im operativen Geschäft erzielt. Dabei stiegen die operativen Erträge um 2,0 % auf 1.728 Mio €. Getragen wurde diese Entwicklung vor allem von der Steigerung des Provisionsüberschusses um 7,7%, der aus dem weiterhin erfolgreichen Absatz von innovativen Anlageprodukten resultiert. So konnten im 4. Quartal mit dem Anlageprodukt "HVB KombiAnlage plus" Anlagevolumen (1,3 Mrd. €) akquiriert werden, das sich nachhaltig positiv auf künftige Erträge auswirkt. Der Zinsüberschuss war nahezu unverändert (-0,6%). Dabei konnte eine bewusste Reduzierung des Immobilienportfolios durch den Anstieg von Volumen und Margen im Passivgeschäft fast kompensiert werden. Zusätzlich zum Wachstum der operativen Erträge gingen die Verwaltungsaufwendungen kräftig um 8,7 % zurück. Hier zeigen sich die Früchte eines effizienten Kostenmanagements. Damit verbesserte sich die Cost-Income-Ratio um signifikante 9,6%-Punkte auf 82,3%.

Das Ergebnis vor Steuern der erstmals berichtenden Division Wealth Management ist durch den hohen Veräußerungsgewinn von 543 Mio € aus dem Verkauf der Activest Gesellschaften an Pioneer Global Asset Management S.p.A. geprägt. Dabei ist zu berücksichtigen, dass die originären Ergebnisbeiträge der verkauften Activest-Gesellschaften ab 1. Juli 2006 nicht mehr enthalten sind. Bereinigt um den Veräußerungsgewinn beträgt das Ergebnis vor Steuern zum Jahresende 2006 203 Mio € gegenüber 133 Mio € im Vorjahr. Zusätzlich bereinigt um Entkonsolidierungseffekte beträgt die Steigerung sehr erfreuliche 40% gegenüber Vorjahr. Darin spiegelt sich u. a. auch die positive Entwicklung der DAB Bankengruppe wider. Die positive Ergebnisentwicklung wurde

von deutlich gestiegenen operativen Erträgen getragen. Bereinigt stieg der Provisionsüberschuss um 10,3% und der Zinsüberschuss um 7,9%. Beim Zinsergebnis stand einem leichten Rückgang im Kreditgeschäft eine erfreuliche Ertragsentwicklung bei den Einlagen gegenüber. Bereinigt um Entkonsolidierungseffekte ergibt sich für die Division Wealth Management eine Steigerung der operativen Erträge von 13%. Die Kosten sind, im Wesentlichen bedingt durch die Entkonsolidierung der Activest Gesellschaften, um 13,2% zurückgegangen. Aber auch bereinigt um die Entkonsolidierungseffekte ist im Verwaltungsaufwand trotz der Investitionen in das neue Geschäftsfeld eine stabile Entwicklung zu verzeichnen (+0,3%). Die positive Entwicklung wird durch die gegenüber dem Vorjahr um 7,7%-Punkte verbesserte Cost-Income-Ratio von 61,1% (bereinigt) ausgedrückt.

Die Division Firmen- & Kommerzielle Immobilienkunden (FKI) besteht nach der Neuorganisation aus der Subdivision Firmenkunden und der Subdivision Kommerzielle Immobilienkunden:

Die Subdivision Firmenkunden, die sich insbesondere auf das Geschäft mit mittelständischen Kunden konzentriert, konnte ausgehend von dem bereits im Vorjahr erreichten hohen Niveau das Ergebnis vor Steuern um 24,2% auf 447 Mio € steigern. Das geht hauptsächlich auf die gute operative Geschäftsentwicklung zurück, die zu einer Steigerung des operativen Ergebnisses um 12,8% auf 659 Mio € führt. Wachstumsmotor waren der Zinsüberschuss mit einem Anstieg von 6,4% und der um 4,9% verbesserte Provisionsüberschuss, der von höheren Einnahmen aus Beratungsentgelten für strukturierte Finanzierungen profitierte. Die Verwaltungsaufwendungen reduzierten sich um 3,3% durch striktes Kostenmanagement. Sowohl das Ertragswachstum als auch die Kostensenkung führten zu einer signifikanten Verbesserung der Cost-Income-Ratio auf 40,3%.

Die Subdivision Kommerzielle Immobilienkunden führt das in 2005 begonnene Restrukturierungsprogramm, insbesondere den Abbau nicht-strategischer Portfolios, auch in 2006 unverändert weiter. Das Ergebnis vor Steuern konnte um 160 Mio € auf 84 Mio € verbessert werden. Diese Entwicklung resultiert hauptsächlich aus der deutlich reduzierten Kreditrisikovorsorge. Die um 14,6% von 233 Mio € auf 199 Mio € verringerten operativen Erträge waren überwiegend die Folge eines durch den planmäßig fortgesetzten Volumenabbaus verringerten Zinsüberschusses. Dagegen konnte der Provisionsüberschuss dank eines sehr regen Geschäfts mit Zinsderivaten um rund ein Viertel gesteigert werden. Die Verwaltungsaufwendungen verringerten sich um rund ein Drittel gegenüber dem Vorjahr. Durch diese erfreuliche Entwicklung auf der Kostenseite verbesserte sich die Cost-Income-Ratio signifikant um 9,6% auf 25,6%.

Die Division Markets & Investment Banking (MIB) konnte im Geschäftsjahr 2006 das Ergebnis vor Steuern gegenüber dem Vorjahr um erfreuliche 38,4% auf 969 Mio € steigern. Die Entwicklung ist hauptsächlich auf das verbesserte operative Ergebnis (+ 43,3% auf 1.116 Mio €) zurückzuführen. Dieses wurde von den um 390 Mio € bzw. 20,6% gestiegenen operativen Erträgen auf 2.279 Mio € getragen, insbesondere durch das außergewöhnlich gute Handelsergebnis, das gegenüber Vorjahr

um 52,9% anstieg. Zusätzlich konnte auch der Zinsüberschuss um 11,2% auf 1.171 Mio € und das Provisionsergebnis um 8,9% auf 366 Mio € gesteigert werden. Obwohl der Verwaltungsaufwand infolge höherer leistungsbezogener Personalaufwendungen um 4,8% angestiegen ist, hat sich die Cost-Income-Ratio auf 51% um 7,8%-Punkte gegenüber Vorjahr verbessert.

Die neu strukturierte Division Sonstige/Konsolidierung beinhaltet die Subsegmente Global Banking Services, Group Corporate Center inkl. der Erfolgsbeiträge aus dem neu entstandenen und in diesem Segment zusammengefassten Special Credit Portfolio und dem bisher separat ausgewiesenen Segment Real Estate Restrukturierung sowie Konsolidierungseffekte. Die operativen Erträge dieser Division liegen in 2006 bei 93 Mio € nach -215 Mio € im Vorjahr und das operative Ergebnis verbesserte sich gegenüber dem Vorjahr um 319 Mio € auf -186 Mio €. Diese Ergebnisverbesserung steht überwiegend auch im Zusammenhang mit den gegenüber Vorjahr deutlich geringeren Belastungen aus dem Teilkonzern HVB Immobilien AG. Im Vorjahr zeigten wir die gesamten Belastungen aus dem Teilkonzern HVB Immobilien AG über Verlustübernahmen in Höhe von 256 Mio € in den operativen Erträgen. Insgesamt reduzierten sich die Belastungen aus dem Teilkonzern HVB Immobilien AG in diesem Jahr - wie erwartet – deutlich. Das Ergebnis vor Steuern in Höhe von -745 Mio € ist überwiegend von der gegenüber Vorjahr angestiegenen Kreditrisikovorsorge für das neu entstandene Special Credit Portfolio von 502 Mio € geprägt.

Die Eigenkapitalrentabilität nach Steuern der HVB Group neu bezogen auf das durchschnittliche IFRS Eigenkapital (verteilt gemäß der durchschnittlichen Risikoaktiva auf die fortzuführenden und aufgegebenen Geschäftsbereiche) beläuft sich im Berichtsjahr auf 22,1%. Bereinigt um Sondereffekte errechnet sich ein Wert in Höhe von 15,2% für 2006 sowie 3,8% für 2005.

Risikoaktiva

Zum 31. Dezember 2006 reduziert sich die Risikoaktiva inkl. Marktrisiko der HVB Group neu gemäß KWG auf 144,9 Mrd € von 159,6 Mrd € im Vorjahr.

Erfolgsentwicklung der HVB Group gesamt

Die HVB Group gesamt erzielte in der Gewinn- und Verlustrechnung des Geschäftjahres 2006 einen Gewinn nach Steuern und nach Fremdanteilen in Höhe von 4.420 Mio € (Vorjahr 642 Mio €) auch von per Saldo positiven Sondereffekten geprägt. Dieses Ergebnis setzt sich zusammen aus dem Ergebnis nach Steuern der aufgegebenen Geschäftsbereiche in Höhe von 3.457 Mio € (Vorjahr: 1.158 Mio €) und den Fremdanteilen am Ergebnis der aufgegebenen Geschäftsbereiche in Höhe von -677 Mio € (Vorjahr: -389 Mio €) sowie dem Gewinn der HVB Group neu in Höhe von 1.640 Mio € (Vorjahr: Verlust -127 Mio €). Das Ergebnis vor Steuern belief sich in der HVB Group gesamt auf 5.317 Mio € inklusive der Sondereffekte in Höhe von 2.230 Mio €, die teilweise auch im Zusammenhang mit der Integration der HVB Group in die UniCredit Gruppe stehen. 2006 entfallen von den Sondereffekten 362 Mio € auf die fortzuführenden Geschäftsbereiche in der HVB Group neu und 1.868 Mio € auf aufgegebene Geschäftsbereiche.

Hauptversammlung am 26. und 27. Juni 2007

Um die Beschlussfassung über den Squeeze-out – wie angekündigt - in der ordentlichen Hauptversammlung behandeln zu können, hat der Vorstand der HypoVereinsbank beschlossen, die ordentliche Hauptversammlung vom 16. Mai 2007 auf den 26. Juni 2007 zu verschieben und vorsorglich auch für den 27. Juni 2007 einzuladen. Im Interesse der Bank und ihrer Aktionäre wird damit die Durchführung einer zusätzlichen Hauptversammlung vermieden. Sollten außerdem nicht alle Tagesordnungspunkte am ersten Versammlungstag abschließend behandelt werden können, kann die Hauptversammlung am Folgetag fortgesetzt werden.

Der Geschäftsbericht zum abgelaufenen Geschäftsjahr 2006 und eine Präsentation werden auf unserer Homepage http://www.hvbgroup.com/ir zum Download bereitgestellt.

Financial Highlights – HVB Group

Kennzahlen (in %)	HVB Group neu 2006	HVB Group gesamt 2006
Eigenkapitalrentabilität nach Steuern, bereinigt[1]	15,2	18,5
Eigenkapitalrentabilität nach Steuern	22,1	37,8
Eigenkapitalrentabilität vor Steuern, bereinigt[1]	15,0	20,6
Eigenkapitalrentabilität vor Steuern	19,3	35,5
Cost-Income-Ratio (gemessen an den operativen Erträgen)	62,1	59,1
Erfolgszahlen		
Operatives Ergebnis (in Mio €)	2.257	4.567
Ergebnis vor Steuern (in Mio €)	1.618	5.317
Gewinn/Verlust (in Mio €)	1.640	4.420
Ergebnis je Aktie (in €), bereinigt[1]	1,50	2,88
Ergebnis je Aktie (in €)	2,18	5,89
Bilanzzahlen (in Mrd €)		
Bilanzsumme	358,3	508,0
Bilanzielles Eigenkapital	21,9	20,0
Bankaufsichtsrechtliche Kennzahlen nach KWG		
Kernkapital (in Mrd €)	15,1	18,3
Risikoaktiva (in Mrd €)	137,4	219,3
Kernkapitalquote (in %)	11,0	8,4
Mitarbeiter	25.738	50.659
Geschäftsstellen	788	1.877

Aktie		2006	2005
Börsenkurs:	Stichtag (in €)	33,03	25,61
	Höchststand (in €)	33,20	26,85
	Tiefststand (in €)	32,50	16,30
Börsenkapitalisierung Stichtag (in Mrd €)		24,8	19,2

[1] 2006 bereinigt um definierte Sondereffekte (siehe Gewinn- und Verlustrechnung, HVB Group gemäß IFRS 5)

Gewinn- und Verlustrechnung vom 1. Januar bis 31. Dezember 2006 – HVB Group neu

Erträge/ Aufwendungen	2006 in Mio €	2005 in Mio €	Veränderung in Mio €	Veränderung in %
Überschuss aus originärem Zinsgeschäft	3.148	3.166	-18	-0,6
Dividenden und ähnliche Erträge aus Kapitalinvestitionen	251	259	-8	-3,1
Zinsüberschuss	**3.399**	**3.425**	**-26**	**-0,8**
Provisionsüberschuss	1.753	1.723	+30	+1,7
Handelsergebnis	768	376	+392	>+100,0
Saldo sonstige Aufwendungen/ Erträge	32	- 311	+343	
Zinsunabhängige Erträge	**2.553**	**1.788**	**+765**	**+42,8**
OPERATIVE ERTRÄGE	**5.952**	**5.213**	**+739**	**+14,2**
Personalaufwand	-2.216	-2.212	-4	+0,2
Andere Verwaltungsaufwendungen	-1.166	-1.260	+94	-7,5
Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	-313	-413	+100	-24,2
Verwaltungsaufwand	**-3.695**	**-3.885**	**+190**	**-4,9**
OPERATIVES ERGEBNIS	**2.257**	**1.328**	**+929**	**+70,0**
Zuführungen zu Rückstellungen	-164	-87	-77	+88,5
Abschreibungen auf Geschäfts- oder Firmenwerte	0	0	0	0,0
Aufwendungen für Restrukturierungen	-60	-438	+378	-86,3
Kreditrisikovorsorge	-933	-979	+46	-4,7
Finanzanlageergebnis	671	69	+602	>+100,0
Andere nicht operative Aufwendungen	- 153	0	-153	
ERGEBNIS VOR STEUERN	**1.618**	**-107**	**+1.725**	
Ertragsteuern	125	-14	+139	
ERGEBNIS NACH STEUERN	**1.743**	**-121**	**+1.864**	
Fremdanteile am Ergebnis	- 103	- 6	-97	>+100,0
GEWINN/VERLUST DER HVB GROUP NEU	**1.640**	**- 127**	**+1.767**	
Ergebnis nach Steuern der aufgegebenen Geschäftsbereiche	3.457	1.158	+2.299	>+100,0
Fremdanteile am Ergebnis der aufgegebenen Geschäftsbereiche	-677	-389	-288	+74,0
GEWINN/VERLUST DER HVB GROUP GESAMT	**4.420**	**642**	**+3.778**	**>+100,0**
Veränderung der Rücklagen	3.798	451	+3.347	>+100,0
Konzerngewinn	622	191	+431	>+100,0

Gewinn- und Verlustrechnung vom 1. Januar bis 31. Dezember 2006 – HVB Group gesamt

Erträge/ Aufwendungen	2006 in Mio €	2005 in Mio €	Veränderung in Mio €	Veränderung in %
Überschuss aus originärem Zinsgeschäft	5.886	5.576	+310	*+5,6*
Dividenden und ähnliche Erträge aus Kapitalinvestitionen	479	533	-54	*-10,1*
Zinsüberschuss	**6.365**	**6.109**	**+256**	***+4,2***
Provisionsüberschuss	3.468	3.198	+270	*+8,4*
Handelsergebnis	1.230	656	+574	*+87,5*
Saldo sonstige Aufwendungen/ Erträge	104	-322	+426	
Zinsunabhängige Erträge	**4.802**	**3.532**	**+1.270**	***+36,0***
OPERATIVE ERTRÄGE	**11.167**	**9.641**	**+1.526**	***+15,8***
Personalaufwand	-3.895	-3.733	-162	*+4,3*
Andere Verwaltungsaufwendungen	-2.132	-2.185	+53	*-2,4*
Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	-573	-690	+117	*-17,0*
Verwaltungsaufwand	**-6.600**	**-6.608**	**+8**	***-0,1***
OPERATIVES ERGEBNIS	**4.567**	**3.033**	**+1.534**	***+50,6***
Zuführungen zu Rückstellungen	-267	-98	-169	*>+100,0*
Abschreibungen auf Geschäfts- oder Firmenwerte	0	0	0	*0,0*
Aufwendungen für Restrukturierungen	-308	-546	+238	*-43,6*
Kreditrisikovorsorge	-1.661	-1.482	-179	*+12,1*
Finanzanlageergebnis	3.170	392	+2.778	*>+100,0*
Andere nicht operative Aufwendungen	-184	0	-184	
ERGEBNIS VOR STEUERN	**5.317**	**1.299**	**+4.018**	***>+100,0***
Ertragsteuern	-117	-262	+145	*-55,3*
ERGEBNIS NACH STEUERN	**5.200**	**1.037**	**+4.163**	***>+100,0***
Fremdanteile am Ergebnis	-780	-395	-385	*+97,5*
GEWINN/VERLUST DER HVB GROUP GESAMT	**4.420**	**642**	**+3.778**	***>+100,0***
Veränderung der Rücklagen	3.798	451	+3.347	*>+100,0*
Konzerngewinn	**622**	**191**	**+431**	***>+100,0***

HVB Group gesamt
Bilanz zum 31. Dezember 2006

Aktiva	2006 in Mio €	2005 in Mio €	Veränderung in Mio €	Veränderung in %
Barreserve	3.211	7.757	-4.546	-58,6
Handelsaktiva	107.211	103.519	+3.692	+3,6
Forderungen an Kreditinstitute	41.264	57.229	-15.965	-27,9
Forderungen an Kunden	169.998	274.643	-104.645	-38,1
Wertberichtigungen auf Forderungen	-6.068	-12.511	+6.443	+51,5
Finanzanlagen	19.845	45.419	-25.574	-56,3
Sachanlagen	1.547	2.723	-1.176	-43,2
Immaterielle Vermögenswerte	808	2.776	-1.968	-70,9
Ertragsteueransprüche	2.745	3.291	-546	-16,6
Sonstige Aktiva	3.021	5.573	-2.552	-45,8
Vermögenswerte aufgegebener Geschäftsbereiche und zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen	164.451	3.240	+161.211	>+100,0
Summe der Aktiva	**508.033**	**493.659**	**+14.374**	**+2,9**

HVB Group gesamt
Bilanz zum 31. Dezember 2006 (Fortsetzung)

Passiva	2006 in Mio €	2005 in Mio €	Veränderung in Mio €	Veränderung in %
Verbindlichkeiten gegenüber Kreditinstituten	85.672	113.739	-28.067	-24,7
Verbindlichkeiten gegenüber Kunden	92.136	158.421	-66.285	-41,8
Verbriefte Verbindlichkeiten	76.938	105.982	-29.044	-27,4
Handelspassiva	59.962	63.638	-3.676	-5,8
Rückstellungen	1.683	5.672	-3.989	-70,3
Ertragsteuerverpflichtungen	1.378	1.891	-513	-27,1
Sonstige Passiva	5.214	9.406	-4.192	-44,6
Nachrangkapital	12.142	17.612	-5.470	-31,1
Verbindlichkeiten aufgegebener Geschäftsbereiche und Verbindlichkeiten von zur Veräußerung gehaltenen Veräußerungsgruppen	152.920	1.887	+151.033	>+100,0
Eigenkapital	19.988	15.411	+4.577	+29,7
Auf die Anteilseigner der HVB AG entfallendes Eigenkapital	16.690	12.358	+4.332	+35,1
Gezeichnetes Kapital	2.252	2.252	0	0,0
Kapitalrücklage	8.883	9.128	-245	-2,7
Andere Rücklagen	4.061	58	+4.003	>+100,0
Bewertungsänderungen von Finanzinstrumenten	872	729	+143	+19,6
AfS-Rücklage	1.195	871	+324	+37,2
Hedge-Rücklage	-323	-142	-181	>-100,0
Konzerngewinn	622	191	+431	>+100,0
Anteile in Fremdbesitz	3.298	3.053	+245	+8,0
Summe der Passiva	**508.033**	**493.659**	**+14.374**	**+2,9**

Erfolgsrechnung der Division

Privat- und Geschäftskunden

Erträge/Aufwendungen	2006 in Mio €	2005 in Mio €	4. Quartal 2006 in Mio €	3. Quartal 2006 in Mio €	2. Quartal 2006 in Mio €	1. Quartal 2006 in Mio €
Zinsüberschuss	**1.096**	**1.103**	**261**	**285**	**270**	**280**
Provisionsüberschuss	629	584	140	139	154	196
Handelsergebnis	- 1	0	-1	-1	2	-1
Saldo sonstige Aufwendungen/ Erträge	4	7	-10	-2	11	5
Zinsunabhängige Erträge	**632**	**591**	**129**	**136**	**167**	**200**
OPERATIVE ERTRÄGE	**1.728**	**1.694**	**390**	**421**	**437**	**480**
Personalaufwand	-557	-565	-132	-139	-145	-141
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	-865	-992	-213	-227	-210	-215
Verwaltungsaufwand	**-1.422**	**-1.557**	**-345**	**-366**	**-355**	**-356**
OPERATIVES ERGEBNIS	**306**	**137**	**45**	**55**	**82**	**124**
Aufwendungen für Restrukturierungen	-7	-50	-5	-1	-1	0
Kreditrisikovorsorge	-173	-267	-43	-50	-51	-29
Finanzanlageergebnis und andere Posten[1)]	-9	6	-7	-4	1	1
ERGEBNIS VOR STEUERN	**117**	**-174**	**-10**	**0**	**31**	**96**
Cost-Income-Ratio in %	82,3	91,9	88,5	86,9	81,2	74,2

[1)] Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen

Erfolgsrechnung der Division

Wealth Management (WEM)[1]

Erträge/Aufwendungen	2006 in Mio €	2005 in Mio €	4. Quartal 2006 in Mio €	3. Quartal 2006 in Mio €	2. Quartal 2006 in Mio €	1. Quartal 2006 in Mio €
Zinsüberschuss	**163**	**153**	**47**	**40**	**40**	**36**
Provisionsüberschuss	397	437	86	62	114	135
Handelsergebnis	-13	-10	-1	1	- 8	- 5
Saldo sonstige Aufwendungen/ Erträge	3	-11	1	- 1	3	0
Zinsunabhängige Erträge	**387**	**416**	**86**	**62**	**109**	**130**
OPERATIVE ERTRÄGE	**550**	**569**	**133**	**102**	**149**	**166**
Personalaufwand	-117	-131	-26	- 25	- 34	- 32
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	-219	-256	-49	- 43	- 65	- 62
Verwaltungsaufwand	**-336**	**-387**	**-75**	**- 68**	**- 99**	**- 94**
OPERATIVES ERGEBNIS	**214**	**182**	**58**	34	50	**72**
Aufwendungen für Restrukturierungen	-7	-43	-5	- 2	0	0
Kreditrisikovorsorge	-10	-4	-8	- 2	4	- 4
Finanzanlageergebnis und andere Posten[2]	549	-2	10	533	4	2
ERGEBNIS VOR STEUERN	**746**	**133**	**55**	**563**	**58**	**70**
Cost-Income-Ratio in %	**61,1**	**68,0**	**56,4**	66,7	66,4	56,6

[1] Umfasst im ersten Halbjahr auch die Aktivitäten der Activest Gesellschaften
[2] Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen

Erfolgsrechnung der Division Firmen- & Kommerzielle Immobilienkunden
Subdivision Firmenkunden

Erträge/Aufwendungen	2006 in Mio €	2005 in Mio €	4. Quartal 2006 in Mio €	3. Quartal 2006 in Mio €	2. Quartal 2006 in Mio €	1. Quartal 2006 in Mio €
Zinsüberschuss	**801**	**753**	**205**	**185**	**202**	**209**
Provisionsüberschuss	297	283	63	76	73	85
Handelsergebnis	4	2	2	4	- 2	0
Saldo sonstige Aufwendungen/ Erträge	1	5	-4	- 1	5	1
Zinsunabhängige Erträge	**302**	**290**	**61**	**79**	**76**	**86**
OPERATIVE ERTRÄGE	**1.103**	**1.043**	**266**	**264**	**278**	**295**
Personalaufwand	-168	-168	-43	- 41	- 43	- 41
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	-276	-291	-73	- 69	- 65	- 69
Verwaltungsaufwand	**-444**	**-459**	**-116**	**- 110**	**- 108**	**- 110**
OPERATIVES ERGEBNIS	**659**	**584**	**150**	154	170	**185**
Aufwendungen für Restrukturierungen	-1	-19	0	- 1	0	0
Kreditrisikovorsorge	-201	-190	-74	- 48	- 35	- 44
Finanzanlageergebnis und andere Posten[1]	-10	-15	-14	- 4	1	7
ERGEBNIS VOR STEUERN	**447**	**360**	**62**	**101**	**136**	**148**
Cost-Income-Ratio in %	40,3	44,0	43,6	41,7	38,8	37,3

[1] Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen

Erfolgsrechnung der Division Firmen- & Kommerzielle Immobilienkunden

Subdivision Kommerzielle Immobilienkunden

Erträge/Aufwendungen	2006 in Mio €	2005 in Mio €	4. Quartal 2006 in Mio €	3. Quartal 2006 in Mio €	2. Quartal 2006 in Mio €	1. Quartal 2006 in Mio €
Zinsüberschuss	**160**	**198**	**27**	**40**	**44**	**49**
Provisionsüberschuss	38	30	8	11	11	8
Handelsergebnis	0	0	0	0	0	0
Saldo sonstige Aufwendungen/ Erträge	1	5	-2	0	2	1
Zinsunabhängige Erträge	**39**	**35**	**6**	**11**	**13**	**9**
OPERATIVE ERTRÄGE	**199**	**233**	**33**	**51**	**57**	**58**
Personalaufwand	-13	-19	-2	- 4	- 3	- 4
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	-38	-63	-10	- 10	- 8	- 10
Verwaltungsaufwand	**-51**	**-82**	**-12**	**- 14**	**- 11**	**- 14**
OPERATIVES ERGEBNIS	**148**	**151**	**21**	37	46	**44**
Aufwendungen für Restrukturierungen	0	-7	0	0	0	0
Kreditrisikovorsorge	-63	-212	-11	- 30	- 4	- 18
Finanzanlageergebnis und andere Posten[1)]	-1	-8	5	- 6	0	0
ERGEBNIS VOR STEUERN	**84**	**-76**	**15**	**1**	**42**	**26**
Cost-Income-Ratio in %	25,6	35,2	36,4	27,5	19,3	24,1

[1)] Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen

Erfolgsrechnung der Division

Markets & Investment Banking (MIB)

Erträge/Aufwendungen	2006 in Mio €	2005 in Mio €	4. Quartal 2006 in Mio €	3. Quartal 2006 in Mio €	2. Quartal 2006 in Mio €	1. Quartal 2006 in Mio €
Zinsüberschuss	**1.171**	**1.053**	**361**	**268**	**256**	**286**
Provisionsüberschuss	366	336	106	72	86	102
Handelsergebnis	737	482	79	193	171	294
Saldo sonstige Aufwendungen/ Erträge	5	18	3	-8	5	5
Zinsunabhängige Erträge	**1.108**	**836**	**188**	**257**	**262**	**401**
OPERATIVE ERTRÄGE	**2.279**	**1.889**	**549**	**525**	**518**	**687**
Personalaufwand	-522	-443	-144	- 120	- 120	- 138
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	-641	-667	-181	- 147	- 162	- 151
Verwaltungsaufwand	**-1.163**	**-1.110**	**-325**	**- 267**	**- 282**	**- 289**
OPERATIVES ERGEBNIS	**1.116**	**779**	**224**	258	236	**398**
Aufwendungen für Restrukturierungen	-1	-70	-1	0	0	0
Kreditrisikovorsorge	16	-52	20	- 5	16	- 15
Finanzanlageergebnis und andere Posten[1]	-162	43	-221	16	16	27
ERGEBNIS VOR STEUERN	**969**	**700**	**22**	**269**	**268**	**410**
Cost-Income-Ratio in %	51,0	58,8	59,2	50,9	54,4	42,1

[1] Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen.

Erfolgsrechnung der Division

Sonstige/Konsolidierung

Erträge/Aufwendungen	2006 in Mio €	2005 in Mio €	4. Quartal 2006 in Mio €	3. Quartal 2006 in Mio €	2. Quartal 2006 in Mio €	1. Quartal 2006 in Mio €
OPERATIVE ERTRÄGE	93	-215	7	-2	60	28
Verwaltungsaufwand	-279	-290	-33	-94	- 51	- 101
OPERATIVES ERGEBNIS	-186	-505	-26	-96	9	- 73
Aufwendungen für Restrukturierungen	-44	-249	-30	-12	- 2	0
Kreditrisikovorsorge	-502	-254	-179	-91	- 132	- 100
Finanzanlageergebnis und andere Posten[1)]	-13	-42	-35	-11	2	31
ERGEBNIS VOR STEUERN	-745	-1.050	-270	-210	- 123	- 142

[1)] Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen.

HVB Investor Relations-Team:

Regine.Angermeyer-Naumann@hvb.de ☎ +49-89-378 27602
Head of Investor Relations

Susan.Eckenberg@hvb.de ☎ +49-89-378 29185

Ilaria.Ranucci@hvb.de ☎ +49-89-378 26024

Fax ☎ +49-89-378 24083

Web Site: http://www.hvb.com/ir

Aussagen in dieser Publikation zu unseren Absichten, Erwartungen, Meinungen oder Vorhersagen sind in die Zukunft gerichtete Prognosen. Sie basieren auf Informationen, Plänen, Schätzungen und Vorhersagen, die uns zu dem Zeitpunkt der Veröffentlichung zur Verfügung standen. Spätere Informationen und Ereignisse sind in unseren Aussagen nicht berücksichtigt. Durch die Veröffentlichung übernehmen wir weder ausdrücklich noch konkludent eine Verpflichtung zur Aktualisierung getroffener Aussagen.

Es gibt vielfältige Ursachen dafür, warum in die Zukunft gerichtete Prognosen sich im Nachhinein als unvollständig oder unrichtig herausstellen können. Sich verändernde Konditionen der Finanzmärkte in Regionen, in welchen wir uns engagieren, administrative und legislative Tendenzen und Fortentwicklungen, das Verhalten von Konkurrenten im Markt, Ausfallrisiken im Kredit- und Handelsbereich gehören hierzu wie auch die Verlässlichkeit unserer Risikomanagementsysteme und mögliche Veränderungen jeglicher Art in der HVB Group.

END